===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                         Date of Report: October 4, 2006

                              CEMEX, S.A.B. de C.V.
                              ---------------------
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                                   -----------
                 (Translation of Registrant's name into English)

                              United Mexican States
                              ---------------------
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
          ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X
    ------              ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
---
================================================================================

================================================================================

                                    Contents

1. Press release, dated September 28, 2006, announcing the construction of a new kiln for the Tepeaca Cement Plant in Puebla, Mexico. The total value of the investment, which will extend over a three-year timeframe, is approximately US$460 million.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                    CEMEX, S.A.B. de C.V.
                                          --------------------------------------
                                                        (Registrant)



Date:    October 4, 2006                  By:        /s/ Rafael Garza
      -----------------------------           ----------------------------------
                                                   Name:  Rafael Garza
                                                   Title: Chief Comptroller

                                  EXHIBIT INDEX


       EXHIBIT NO.          DESCRIPTION
       -----------          -----------
       1.                   Press release, dated September 28, 2006, announcing
                            the construction of a new kiln for the Tepeaca
                            Cement Plant in Puebla, Mexico. The total value of the investment, which will extend over a three-year timeframe, is approximately US$460 million.

                                                                       Exhibit 1
                                                                       ---------

     Media Relations           Investor Relations           Analyst Relations
       Jorge Perez               Eduardo Rendon               Ricardo Sales
    (52-81) 8888-4334          (52-81) 8888-4256              (212) 317-6008


                            [CEMEX GRAPHIC OMITTED]


     CEMEX TO INVEST US$460 MILLION TO EXPAND TEPEACA CEMENT PLANT IN MEXICO

MONTERREY, MEXICO, September 28, 2006 - CEMEX S.A.B. de C.V. (NYSE: CX) announced today that it will begin the construction of a new kiln at its Tepeaca Cement Plant in Puebla, Mexico. The construction is expected to be completed in 2009. The total value of the investment, which will extend over a three-year timeframe, is approximately US$460 million.

Current production at the Tepeaca Plant is approximately 3.2 million cement tons per year. Following the completion of the project, production will increase by approximately 4.4 million cement tons to 7.6 million cement tons per year.

The Tepeaca Plant, strategically located in central Mexico, will operate using the most modern and efficient processes developed with CEMEX technology for cement production, fuel use, and environmental standards. The new kiln to be installed at the Tepeaca plant will be one of the largest ever constructed in the world.

With this additional production capacity, the Tepeaca Plant will become the largest and most modern cement production facility in the Americas.

"This investment reflects our confidence in the strength of the Mexican economy and in the continued high growth of the housing and infrastructure markets in the country. We expect this investment to provide a return on capital employed well in excess of 10% and will allow us to capitalize on the increasing demand for cement products in Mexico," said Lorenzo H. Zambrano, Chairman of the Board and CEO of CEMEX.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

                                       ###
================================================================================

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause actual results to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.